UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Pacira BioSciences, Inc.
(Name of Subject Company)

Pacira BioSciences, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

695127100
(CUSIP Number of Class of Securities)

Frank D. Lee
Chief Executive Officer
Pacira BioSciences, Inc.
2000 Sierra Point Parkway, Suite 900
Brisbane, California 94005
(650) 242-8052
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Jason Day
Jonathan S. Schulman
Ashurst Perkins Coie US LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
(303) 291-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 30, 2026, relating to the Tender Offer Statement on Schedule TO filed with the SEC on October 30, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Viatris Inc., a Delaware corporation (“Viatris”), and Peach Purchaser Sub Inc., a Delaware corporation and wholly owned subsidiary of Viatris (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of October 8, 2026 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Viatris, Purchaser and Pacira. The Schedule TO relates to the tender offer by Purchaser to acquire all of the outstanding shares of common stock of Pacira, $0.001 par value per share (collectively, the “Shares”), at an offer price of $36.50 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Merger Agreement.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by replacing the sentence under the section entitled “Legal Proceedings” with the following paragraphs:

“As of November 12, 2026, two purported stockholders of Pacira filed complaints regarding the Merger in the Supreme Court of the State of New York, County of New York, captioned: Carroll v. Pacira BioSciences, Inc., et al., Index No. 656215/2026, and Burke v. Pacira BioSciences, Inc., et al., Index No. 656243/2026 (together, the “Complaints”). The Complaints name as defendants Pacira and each member of the Board (the “Pacira Defendants”). The plaintiffs contend that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Complaints assert claims against all Pacira Defendants for negligent misrepresentation and concealment and for negligence under New York common law. The Complaints seek, among other relief: (i) preliminary and permanent injunctive relief preventing the consummation of the Transactions until the allegedly omitted information is disclosed; (ii) rescission or, alternatively, actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiffs’ fees and expenses, including attorneys’ and experts’ fees. The Pacira Defendants have not been served with the Complaints.

In addition to the Complaints, as of November 12, 2026, Pacira has received fifteen demand letters (the “Demand Letters”), including two draft complaints, which generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The Pacira Defendants intend to vigorously defend these actions and believe that the disclosures in the Schedule 14D-9 comply fully with applicable law. Pacira cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional or similar complaints or demand letters may be filed against, or received by, Pacira, the Board, Viatris and/or Purchaser or that the Complaints or the Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Pacira, Viatris and/or Purchaser will not necessarily announce such additional complaints or demand letters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIRA BIOSCIENCES, INC.

	By:	/s/ Kristen Williams
	Name:	Kristen Williams
	Title:	Chief Administrative Officer and Secretary
Dated: November 12, 2026